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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18860

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LaSalle St. Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

940 Industrial Drive
(No. and Street)

Elmhurst	**Illinois**	**60126**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Regan Beaver **630-600-0309**
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion in contained in this Report*

Trimarco, Radencich, Schwartz & Mrazek, LLC
(Name - *if individual, state last, first middle name)*

1775 Legacy Circle	**Naperville**	**Illinois**	**60563**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant-PCAOB Registered
- ☐ Public Accountant
- ☐ Acountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

KW 9/12

OATH OR AFFIRMATION

I, **Daniel Schlesser**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **LaSalle St. Securities, LLC**, as of **December 31**, **2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



OFFICIAL SEAL
KYM TINERELLA
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:08/21/15

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities subordinated to claims of creditors.
- X (g) Computation of Net Capital.
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- X (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions or this filing, see section 240. 17a-5(e)(3).*

LASALLE ST. SECURITIES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2011

CONTENTS


Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Members of
LaSalle St. Securities, LLC
Elmhurst, Illinois

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of LaSalle St. Securities, LLC as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaSalle St. Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12-15 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Trimarco, Radencich, Schwartz & Mrazek LLC

February 21, 2012
Naperville, Illinois

LASALLE ST. SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 150,517
Cash segregated under federal and other regulations	50,000
Receivables from broker-dealers and clearing organization	567,798
Deposit with clearing organizations	121,927
Mutual funds receivable	381,935
Accounts receivable	168,047
Securities owned, at fair value	6,131,494
Notes receivable	111,878
Equipment and leasehold improvements, less accumulated depreciation of $589,534	138,617
Total assets	$ 7,822,213

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 204,332
Commissions payable to broker-dealers	1,819,155
Accrued payroll	338,965
Accrued other	2,998
Due to affiliates	403,473
Securities sold, not yet purchased, at fair value	10,785
Total liabilities	2,779,708
Member's equity	5,042,505
Total liabilities and member's equity	$ 7,822,213

See notes to financial statements.

LASALLE ST. SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$ 26,876,931	
Investment advisory fees	4,761,828	
Investment income	155,956	
Other	40,863	
Total revenues		$ 31,835,578
Expenses:		
Commissions and clearing fees	27,491,485	
Employee compensation and related expenses	2,740,787	
Occupancy expense	293,843	
Other operating expenses	696,906	
Total expenses		31,223,021
Net income		$ 612,557

See notes to financial statements.

LASALLE ST. SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance at beginning of year	$ 5,761,845
Net income	612,557
Member's distributions	(1,331,897)
Balance at end of year	$ 5,042,505

See notes to financial statements.

LASALLE ST. SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities:		
Net income	$ 612,557	
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense	240,000	
Depreciation	43,834	
(Increase) decrease in:		
Receivables from broker-dealers and clearing organizations	52,058	
Deposit with clearing organization	(11)	
Mutual funds receivable	69,516	
Accounts receivable	11,785	
Securities owned, at fair value	585,651	
Increase (decrease) in:		
Accounts payable	(84,364)	
Commissions payable to broker-dealers	(185,880)	
Accrued payroll	(14,773)	
Accrued other	274	
Securities sold, not yet purchased, at fair value	(815)	
Net cash provided by operating activities		$ 1,329,832
Cash flows from investing activities:		
Increase in notes receivable	47,718	
Purchase of equipment and leasehold improvements	(100,307)	
Net cash used by investing activities		(52,589)
Cash flows from financing activities:		
Increase in due to affiliates	60,738	
Member's distributions paid	(1,344,898)	
Net cash used by financing activities		(1,284,160)
Net decrease in cash		(6,917)
Cash at beginning of year		157,434
Cash at end of year		$ 150,517

See notes to financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware limited liability company organized April, 1999 and owned by McDermott Holdings I Limited Partnership. The Company provides brokerage and investment related services for companies and individuals throughout the United States.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

Cash Segregated under Federal Regulations

Cash of $50,000 has been segregated in a special reserve bank account for the benefit of customers and commission recapture amounts to be remitted to customers.

Accounts and Notes Receivable

Receivables from broker-dealers represent amounts due for commissions and fees earned on investment transactions performed on behalf of customers. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

Notes receivable are comprised of uncollateralized advances made to unrelated parties which have various interest rates and maturity dates. The receivables are reported at their outstanding balance reduced by the allowance for doubtful accounts, if any.

The allowance for doubtful accounts is increased by charges to income and decreased by chargeoffs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Company's past collection experience, known and inherent risks of the customers and entities comprising the Company's accounts and notes receivable balances, adverse situations that may affect the customers' and entities' ability to pay, and current economic conditions. Accounts and notes receivable are charged off when management deems the receivable balance to be uncollectible.

Revenue Recognition

Securities transactions and related commissions and expenses are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income. Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Depreciation

Equipment and leasehold improvements are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company is a single member limited liability company, and, therefore, the Company income is taxable to the member. Accordingly, no provision has been made for income taxes.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2011 was $37,585.

Date of Management's Review

Subsequent events have been evaluated through February 21, 2012, which is the date the financial stamens were available to be issued.

NOTE 2. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold, but not yet purchased
Certificates of deposit	$ 3,483,708	$ -
State and municipal obligations	101,150	-
Corporate obligations	464,255	-
Stock and warrants	18,776	10,785
Other securities	2,063,605	-
Total	$ 6,131,494	$ 10,785

NOTE 3. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At December 31, 2011, equipment and leasehold improvements consisted of the following:

Equipment	$	612,864
Furniture and fixtures		84,300
Leasehold improvements		30.987
Total	$	728.151

NOTE 4. RELATED PARTY TRANSACTIONS

The Company shares common ownership with several affiliated companies.

During the year ended December 31, 2011, the Company provided various administrative and operating services to affiliated companies for which they were paid $242,000.

NOTE 5. OPERATING LEASE COMMITMENTS

The Company leases office space from an affiliated Company under an operating lease expiring in December, 2015. The lease requires the Company to pay all utilities on the leased property. Rent expense for the year ended December 31, 2011 was $164,652.

The Company also leases various office equipment and software under operating leases expiring at various times through December 2014. Rent expense for this office equipment for the year ended December 31, 2010 was $84,780.

Future minimum lease payments are as follows:

	Facilities	Office Equipment	Total
2012	$ 164,652	$ 84,000	$ 248,652
2013	164,652	84,000	248,652
2014	164,652	49,000	213,652
2015	82.326	-	82.326
Total	$ 576.282	$ 217.000	$ 793.282

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $250,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2011, the Company had net capital and net capital requirements of $4,411,863 and $250,000, respectively. The Company's net capital ratio was 62.760 to 1. The net capital rule may effectively restrict the payment of cash distributions.

NOTE 7. CONTINGENCIES

Clearing Agreement

The Company is responsible for any loss, liability, damage, cost or expense incurred or sustained by the clearing agent as a result of the failure of any introduced account to make a timely payment for securities purchased or timely and good delivery of securities sold.

Litigation

The Company is a defendant in various lawsuits incidental to its securities business. The Company has not accrued losses relating to potential settlements. Management of the Company, after consultation with outside legal counsel, believes that the resolution of the remainder of the lawsuits will not result in any material adverse effect on the Company's financial position.

NOTE 8. FINANCIAL INSTRUMENTS

Financial Instruments With Off-Balance-Sheet Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2011, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2011.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company occasionally maintains bank balances in excess of federally insured limits. The Company has not experienced any losses on such accounts.

The Company's accounts receivable and clearing deposits are maintained by one clearing organization. The Company has not experienced any losses on such accounts.

NOTE 9. MEMBER LIABILITY, INTERESTS, RIGHTS, PREFERENCES AND, PRIVILEGES

The Company is a Delaware limited liability company established September 1, 1999 with a term that is perpetual. The Company's operating agreement specifies the following information relating to its members:

Member liability limitation
Rights and obligations of member
Member contributions to the company and capital accounts
Allocations, income tax, distributions, elections and reports of member
Transferability and redemption of member interests
Additional members

NOTE 10. INCOME TAXES

The Company files income tax returns in the U.S. federal jurisdiction, and various state jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2008.

The Company follows the provisions of uncertain tax positions as addressed in FASB Accounting Standards Codification 740-10-65-1. The Company has not recognized any liability for unrecognized tax benefits. The Company has no tax position at December 31, 2011 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at December 31, 2011.

NOTE 11. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are based on unadjusted quoted market prices within active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Securities owned are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2011, are as follows:

	Fair Value Measures at Reporting Date Using:			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Securities Owned:				
Equities	$ 18,776	$ 18,776	$ -	$ -
Corporate and other debt	565,405	565,405	-	-
	$ 584,181	$ 584,181	$ -	$ -
LIABILITIES				
Securities Sold - not Yet Purchased:				
Equities	$ 10,785	$ 10,785	$ -	$ -

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

SUPPLEMENTARY INFORMATION

LASALLE ST. SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Computation of Net Capital

Total member's equity	$ 5,042,505
Deductions:	
Member's equity not allowable for net capital	-
Total member's equity qualified for net capital	5,042,505
Additions:	
Allowable subordinated liabilities	-
Other allowable credits	-
Total capital and allowable subordinated liabilities	5,042,505
Deductions:	
Non-allowable assets:	
Petty cash	300
Receivable from brokers and clearing organizations	76,894
Accounts receivable	168,047
Notes receivable	111,878
Equipment and leasehold improvements	138,617
Other deductions	70,000
Net capital before haircuts on securities positions	4,476,769
Haircuts on securities:	
Bankers' acceptances, certificates of deposit and commercial paper	9,408
State and municipal government obligations	506
Corporate obligations	9,285
Stocks and warrants	4,434
Options	-
Other securities	41,273
Net capital	$ 4,411,863

LASALLE ST. SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2011

Computation of Basic Net Capital Requirement

Minimum net capital required (6-2/3% of A.I.)	$ 184,604
Minimum dollar net capital requirement	$ 250,000
Minimum net capital requirement	$ 250,000
Excess net capital	$ 4,161,863

Computation of Aggregate Indebtedness

Total liabilities	$ 2,779,708
Less securities sold, not yet purchased, at market	10,785
Total aggregate indebtedness	$ 2,768,923
Percentage of aggregate indebtedness to net capital	62.76 %

Reconciliation with Company's Computation (included in Part II of FOCUS report as of December 31, 2011)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 4,346,163
Audit adjustments:	
Reduction in liability-due to affiliate	65,700
Net capital	$ 4,411,863

LASALLE ST. SECURITIES, LLC
COMPUTATION FOR RESERVE
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Credit balances		
Free credit balances and other credit balances in customers' security accounts	$	8,490
Monies borrowed collateralized by securities carried for the accounts of customers		0
Monies payable against customers' securities loaned		0
Customers' securities failed to receive		0
Credit balances in firm accounts that are attributable to principal sales to customers		0
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		0
Market value of short security count differences over thirty calendar days old		0
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		0
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the agent or the issuer during the forty days		0
Total credits		8,490
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		0
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
Failed to deliver of customers' securities not older than thirty calendar days		0
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		0
Aggregate debit items		0
Less 3 percent charge (for alternative method only)		0
Total 15c3-3 debits		0
Reserve computation		
Excess of total credits over total debits	$	8,490
Required deposit @ 105% of excess of total credits over total debits	$	8,915
Amount held on deposit in "Reserve Bank Account", including value of qualified securities, at end of reporting period	$	50,000

LASALLE ST. SECURITIES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3).	$ 0
A. Number of items	0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ 0
A. Number of items	0
The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3.	Yes

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL



Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

To the Member of
LaSalle Street Securities, LLC
Elmhurst, Illinois

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements of LaSalle Street Securities, LLC ("Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule17a3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Trimarco, Radencich, Schwartz & Mrazek LLC

February 21, 2012
Naperville, Illinois

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION


Trimarco
Radencich
Schwartz &
Mrazek, LLC

1775 Legacy Circle
Naperville IL 60563
P630.505.0051
F630.505.0052
www.tsrcpa.com

Member of
LaSalle St. Securities, LLC
Elmhurst, IL 60126

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by LaSalle St. Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating LaSalle St. Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). LaSalle St. Securities, LLC's management is responsible for LaSalle St. Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including copies of checks noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Trimarco, Radencich, Schwartz & Mrazek LLC

Trimarco, Radencich, Schwartz & Mrazek, LLC

February 21, 2012
Naperville, Illinois

LASALLE ST. SECURITIES, LLC
SIPC-7 GENERAL ASSESSMENT RECONCILIATION
SCHEDULE OF ASSESSMENT AND PAYMENTS
AS OF DECEMBER 31, 2011

General Assessment	$ 13,167
Less payment made with SIPC-6	(6,763)
Less payment made with SIPC-7	(6,404)
Assessment balance due (overpaid)	$ -

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Total revenue	$31,835,578
Additions:	-
Deductions:	
Revenues from mutual funds, insurance companies, advisory services & unit investment trusts.	24,081,731
Commissions, floor brokerage and clearance paid to other SIPC members in conection with securities transactions.	1,961,270
Net gain from securities in investment accounts.	18,110
100% of commissions earned from transactions in (i) CD's and (ii) T-bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	37,108
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business.	374,633
Other revenue not related to the securities business	40,863
40% of margin interest earned on customers securities accounts	55,138
Total deductions	26,568,853
SIPC Net Operating Revenues	$ 5,266,725
General Assessment @ .0025	$ 13,167